UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Electromed, Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	001-34839
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

500 Sixth Avenue NW New Prague, MN	56071
(Address of principal executive offices)	(Zip Code)

Michael J. MacCourt Chief Financial Officer (952) 758-9299
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

__	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Electromed, Inc. (the “Company,” “we,” “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2021 to December 31, 2021 which is filed as an exhibit to this Form SD and also publicly available on our website at www.smartvest.com.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – 2021 Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021.

The following exhibit is filed as part of this report:

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01, 1.02, and 3.01 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Electromed, Inc.

By	/s/ Michael J. MacCourt	May 31, 2022
	Michael J. MacCourt Chief Financial Officer	(Date)